

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

September 24, 2012

<u>Via U.S. Mail</u>
David E. Price
Secretary
Wikifamilies, Inc.
13520 Oriental St
Rockville, Md 20853

> **RE:** **Wikifamilies, Inc.**
> **Form 8-K**
> **Filed September 13, 2012**
> **File No. 000-53559**

Dear Mr. Price:

      This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates that it fails to comply with the applicable requirements of the form because it does not contain the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K. In this regard, we note that immediately before the transaction reported in the current report you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.  As a result, you were required to provide in the current report the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act upon consummation of the transaction. Please refer to Section II.D.3 of Securities and Exchange Commission Release No. 33-8587, Sections 2.01(f) and 9.01 of Form 8-K. Please promptly amend the current report to correct the deficiencies noted above and to add the information required by any other applicable items of Form 8-K.

      If you have any questions regarding these comments, please direct them to Craig Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director